

For Immediate Release

For more information:

Jefferson Harralson

Chief Financial Officer

(864) 240-6208

Jefferson_Harralson@ucbi.com

United Community Banks, Inc. Reports First Quarter Results
Strong Core Profitability, Loan Growth of 9% and Deposit Growth of 7%

GREENVILLE, SC – April 19, 2022 - United Community Banks, Inc. (NASDAQ: UCBI) (United) today announced that net income for the first quarter was $48.0 million and pre-tax, pre-provision income was $83.5 million. Diluted earnings per share of $0.43 for the quarter represented a decrease of $0.39 or 48%, from the first quarter of 2021, and represented a decrease of $0.12 or 22% from the fourth quarter of 2021. The quarter was highlighted by strong 9% annualized core loan growth, 7% annualized deposit growth, 16 basis points of net interest margin expansion, a reserve build to 1.02% of loans and an improvement in the efficiency ratio to 57.4%, or 53.1% on an operating basis, which excludes the effect of merger-related and other charges.

A primary driver of the reduced earnings on a GAAP basis relative to prior quarters was a higher credit loss provision, as the acquisition of Reliant in the current quarter necessitated the establishment of an allowance for credit losses, often referred to as a "double dip" under CECL, as well as the wind down of the PPP program that resulted in significantly less fee accretion, which was down $8.7 million year over year. Excluding these items, our operating trends continue to improve with strong pre-tax, pre-provision income for the quarter of $83.5 million which was $17.9 million, or 27% higher, than the fourth quarter of 2021, and $1.9 million, or 2% greater, than the first quarter of 2021.

United's first quarter return on assets (ROA) was 0.78% and return on common equity was 6.80%. On an operating basis, United's ROA was 0.89% and its return on tangible common equity was 11.0%. On a pre-tax, pre-provision basis, operating ROA was 1.52% for the quarter.

Total loans increased by $2.6 billion during the quarter including $2.3 billion of loans acquired in the Reliant acquisition. Excluding the effect of PPP and the acquired Reliant loans, core organic loan growth was 9% annualized. Excluding deposits received from the Reliant acquisition, deposits grew by 7% annualized. United's cost of deposits was flat at 0.06%.

Chairman and CEO Lynn Harton stated, "Core performance measures continue to be strong for the company. Organic loan and deposit growth were excellent. Mortgage production remained strong and comparable to fourth quarter levels and our SBA business also performed well in the quarter." Harton continued, "From a strategic perspective, we are excited to have completed the acquisition of Reliant on January 1 and are proud to welcome their outstanding team of great bankers to the United franchise. Nashville is a dynamic market and we look forward to the growth and opportunities it will bring for years to come."

Mr. Harton continued "We have a very positive outlook for 2022 for United, supported by strong business growth across our markets and a balance sheet that is well-positioned for increasing interest rates. Additionally, we believe we have a balanced business mix with a focus on credit quality and risk management that will sustain our performance through economic and business cycles."

Harton concluded "We are proud to announce we have once again ranked Highest in Customer Satisfaction in Retail Banking in the Southeast in 2022 according to J.D. Power. Our customers have given us this recognition for eight of the last nine years, and the third consecutive year. Service is at the core of our culture and the main focus and mission of our outstanding employees. Congratulations to each of them for this outstanding recognition!"

First Quarter 2022 Financial Highlights:
- Net income of $48.0 million and pre-tax, pre-provision income of $83.5 million

- EPS decreased by 48% compared to last year on a GAAP basis and 40% on an operating basis; compared to fourth quarter 2021, EPS decreased by 22% on both a GAAP and an operating basis

- Return on assets of 0.78%, or 0.89% on an operating basis

- Pre-tax, pre-provision return on assets of 1.37%, or 1.52% on an operating basis

- Return on common equity of 6.80%

- Return on tangible common equity of 11.00% on an operating basis

- A provision for credit losses of $23.1 million, $18.3 million of which was attributable to the establishment of an initial allowance for credit losses for acquired Reliant loans, increased the allowance for credit losses to 1.02% of loans from 0.97% in the fourth quarter

- Net charge-offs of $2.98 million, or 8 basis points as a percentage of average loans, up 7 basis points from the fourth quarter

- Loan production of $1.3 billion, resulting in annualized core loan growth of 9%, for the quarter, excluding the sale of $45.6 million in Reliant loans classified as held for sale on the acquisition date

- Core transaction deposits, excluding Reliant, were up $478 million, which represents a 13% annualized growth rate for the quarter

- Net interest margin of 2.97% was up 16 basis points from the fourth quarter, mainly due to the impact of the Reliant acquisition and the deployment of cash into securities

- Mortgage closings of $462 million and mortgage rate locks of $757 million, compared to $666 million and $993 million, respectively, a year ago

- Noninterest income was up $1.8 million on a linked quarter basis, primarily driven by a $6.4 million increase in the MSR valuation in the first quarter compared with a $775,000 increase in the fourth quarter

- Noninterest expenses increased by $10.1 million compared to the fourth quarter, mostly due to an increase in salaries and employee benefits related to the acquisition of Reliant

- Efficiency ratio of 57.4%, or 53.1% on an operating basis

- Nonperforming assets of 0.17% of total assets, an increase of 0.01% from December 31, 2021

- Quarterly common shareholder dividend of $0.21 per share declared during the quarter, an increase of 11% year-over-year

Conference Call

United will hold a conference call on Wednesday, April 20, 2022, at 11 a.m. ET to discuss the contents of this press release and to share business highlights for the quarter. Participants can pre-register for the conference call by navigating to **https://dpregister.com/sreg/10165183/f22437931b**. Those without internet access or who are unable to pre-register may dial in by calling 1-866-777-2509. Participants are encouraged to dial in 15 minutes prior to the call start time. The conference call also will be webcast and available for replay for 30 days by selecting "Events & Presentations" within the Investor Relations section of United's website at [www.ucbi.com.](http://www.ucbi.com)

UNITED COMMUNITY BANKS, INC.
Selected Financial Information
(in thousands, except per share data)

	2022	2021				First Quarter 2022 - 2021 Change
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	
INCOME SUMMARY						
Interest revenue	$171,059	$143,768	$147,675	$145,809	$141,542	
Interest expense	7,267	6,213	6,636	7,433	9,478	
Net interest revenue	163,792	137,555	141,039	138,376	132,064	24 %
Provision for (release of) credit losses	23,086	(647)	(11,034)	(13,588)	(12,281)	
Noninterest income	38,973	37,177	40,095	35,841	44,705	(13)
Total revenue	179,679	175,379	192,168	187,805	189,050	(5)
Noninterest expenses	119,275	109,156	96,749	95,540	95,194	25
Income before income tax expense	60,404	66,223	95,419	92,265	93,856	(36)
Income tax expense	12,385	14,204	21,603	22,005	20,150	(39)
Net income	48,019	52,019	73,816	70,260	73,706	(35)
Merger-related and other charges	9,016	9,912	1,437	1,078	1,543	
Income tax benefit of merger-related and other charges	(1,963)	(2,265)	(328)	(246)	(335)	
Net income - operating [1]	$ 55,072	$ 59,666	$ 74,925	$ 71,092	$ 74,914	(26)
Pre-tax pre-provision income [5]	$ 83,490	$ 65,576	$ 84,385	$ 78,677	$ 81,575	2
PERFORMANCE MEASURES						
Per common share:						
Diluted net income - GAAP	$ 0.43	$ 0.55	$ 0.82	$ 0.78	$ 0.82	(48)
Diluted net income - operating [1]	0.50	0.64	0.83	0.79	0.83	(40)
Cash dividends declared	0.21	0.20	0.20	0.19	0.19	11
Book value	24.38	23.63	23.25	22.81	22.15	10
Tangible book value [3]	17.08	18.42	18.68	18.49	17.83	(4)
Key performance ratios:						
Return on common equity - GAAP [2][4]	6.80 %	9.32 %	14.26 %	14.08 %	15.37 %	
Return on common equity - operating [1][2][4]	7.83	10.74	14.48	14.25	15.63	
Return on tangible common equity - operating [1][2][3][4]	11.00	13.93	18.23	17.81	19.68	
Return on assets - GAAP [4]	0.78	0.96	1.48	1.46	1.62	
Return on assets - operating [1][4]	0.89	1.10	1.50	1.48	1.65	
Return on assets - pre-tax pre-provision [4][5]	1.37	1.21	1.70	1.64	1.80	
Return on assets - pre-tax pre-provision, excluding merger- related and other charges [1][4][5]	1.52	1.40	1.73	1.67	1.83	
Net interest margin (fully taxable equivalent) [4]	2.97	2.81	3.12	3.19	3.22	
Efficiency ratio - GAAP	57.43	62.12	53.11	54.53	53.55	
Efficiency ratio - operating [1]	53.09	56.48	52.33	53.92	52.68	
Equity to total assets	11.06	10.61	10.89	11.04	10.95	
Tangible common equity to tangible assets [3]	7.72	8.09	8.53	8.71	8.57	
ASSET QUALITY						
Nonperforming assets ("NPAs")	40,816	32,855	45,335	46,347	56,496	(28)
Allowance for credit losses - loans	132,805	102,532	99,620	111,616	126,866	5
Allowance for credit losses - total	146,369	113,524	110,875	122,460	135,592	
Net charge-offs	2,978	248	551	(456)	(305)	
Allowance for credit losses - loans to loans	0.93 %	0.87 %	0.89 %	0.98 %	1.09 %	
Allowance for credit losses - total to loans	1.02	0.97	0.99	1.08	1.16	
Net charge-offs to average loans [4]	0.08	0.01	0.02	(0.02)	(0.01)	
NPAs to total assets	0.17	0.16	0.23	0.25	0.30	
AT PERIOD END ($ in millions)						
Loans	$ 14,316	$ 11,760	$ 11,191	$ 11,391	$ 11,679	23
Investment securities	6,410	5,653	5,335	4,928	4,332	48
Total assets	24,374	20,947	19,481	18,896	18,557	31
Deposits	21,056	18,241	16,865	16,328	15,993	32
Shareholders' equity	2,695	2,222	2,122	2,086	2,031	33
Common shares outstanding (thousands)	106,025	89,350	86,559	86,665	86,777	22

[1] Excludes merger-related and other charges. [2] Net income less preferred stock dividends, divided by average realized common equity, which excludes accumulated other comprehensive income (loss). [3] Excludes effect of acquisition related intangibles and associated amortization. [4] Annualized. [5] Excludes income tax expense and provision for credit losses.

UNITED COMMUNITY BANKS, INC.
Non-GAAP Performance Measures Reconciliation
Selected Financial Information
(in thousands, except per share data)

	2022	2021			
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Noninterest expense reconciliation					
Noninterest expenses (GAAP)	$ 119,275	$ 109,156	$ 96,749	$ 95,540	$ 95,194
Merger-related and other charges	(9,016)	(9,912)	(1,437)	(1,078)	(1,543)
Noninterest expenses - operating	$ 110,259	$ 99,244	$ 95,312	$ 94,462	$ 93,651
Net income reconciliation					
Net income (GAAP)	$ 48,019	$ 52,019	$ 73,816	$ 70,260	$ 73,706
Merger-related and other charges	9,016	9,912	1,437	1,078	1,543
Income tax benefit of merger-related and other charges	(1,963)	(2,265)	(328)	(246)	(335)
Net income - operating	$ 55,072	$ 59,666	$ 74,925	$ 71,092	$ 74,914
Net income to pre-tax pre-provision income reconciliation					
Net income (GAAP)	$ 48,019	$ 52,019	$ 73,816	$ 70,260	$ 73,706
Income tax expense	12,385	14,204	21,603	22,005	20,150
Provision for (release of) credit losses	23,086	(647)	(11,034)	(13,588)	(12,281)
Pre-tax pre-provision income	$ 83,490	$ 65,576	$ 84,385	$ 78,677	$ 81,575
Diluted income per common share reconciliation					
Diluted income per common share (GAAP)	$ 0.43	$ 0.55	$ 0.82	$ 0.78	$ 0.82
Merger-related and other charges, net of tax	0.07	0.09	0.01	0.01	0.01
Diluted income per common share - operating	$ 0.50	$ 0.64	$ 0.83	$ 0.79	$ 0.83
Book value per common share reconciliation					
Book value per common share (GAAP)	$ 24.38	$ 23.63	$ 23.25	$ 22.81	$ 22.15
Effect of goodwill and other intangibles	(7.30)	(5.21)	(4.57)	(4.32)	(4.32)
Tangible book value per common share	$ 17.08	$ 18.42	$ 18.68	$ 18.49	$ 17.83
Return on tangible common equity reconciliation					
Return on common equity (GAAP)	6.80 %	9.32 %	14.26 %	14.08 %	15.37 %
Merger-related and other charges, net of tax	1.03	1.42	0.22	0.17	0.26
Return on common equity - operating	7.83	10.74	14.48	14.25	15.63
Effect of goodwill and other intangibles	3.17	3.19	3.75	3.56	4.05
Return on tangible common equity - operating	11.00 %	13.93 %	18.23 %	17.81 %	19.68 %
Return on assets reconciliation					
Return on assets (GAAP)	0.78 %	0.96 %	1.48 %	1.46 %	1.62 %
Merger-related and other charges, net of tax	0.11	0.14	0.02	0.02	0.03
Return on assets - operating	0.89 %	1.10 %	1.50 %	1.48 %	1.65 %
Return on assets to return on assets- pre-tax pre-provision reconciliation					
Return on assets (GAAP)	0.78 %	0.96 %	1.48 %	1.46 %	1.62 %
Income tax expense	0.20	0.26	0.45	0.47	0.46
(Release of) provision for credit losses	0.39	(0.01)	(0.23)	(0.29)	(0.28)
Return on assets - pre-tax, pre-provision	1.37	1.21	1.70	1.64	1.80
Merger-related and other charges	0.15	0.19	0.03	0.03	0.03
Return on assets - pre-tax pre-provision, excluding merger-related and other charges	1.52 %	1.40 %	1.73 %	1.67 %	1.83 %
Efficiency ratio reconciliation					
Efficiency ratio (GAAP)	57.43 %	62.12 %	53.11 %	54.53 %	53.55 %
Merger-related and other charges	(4.34)	(5.64)	(0.78)	(0.61)	(0.87)
Efficiency ratio - operating	53.09 %	56.48 %	52.33 %	53.92 %	52.68 %
Tangible common equity to tangible assets reconciliation					
Equity to total assets (GAAP)	11.06 %	10.61 %	10.89 %	11.04 %	10.95 %
Effect of goodwill and other intangibles	(2.94)	(2.06)	(1.87)	(1.82)	(1.86)
Effect of preferred equity	(0.40)	(0.46)	(0.49)	(0.51)	(0.52)
Tangible common equity to tangible assets	7.72 %	8.09 %	8.53 %	8.71 %	8.57 %
Allowance for credit losses - loans to loans reconciliation					
Allowance for credit losses - loans to loans (GAAP)	1.02 %	0.97 %	0.99 %	1.08 %	1.16 %
Effect of PPP loans	—	—	0.01	0.04	0.10
Allowance for credit losses - loans to loans, excluding PPP loans	1.02 %	0.97 %	1.00 %	1.12 %	1.26 %

UNITED COMMUNITY BANKS, INC.

Financial Highlights

Loan Portfolio Composition at Period-End

(in millions)	2022 First Quarter		2021 Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Linked Quarter Change		Year over Year Change	
LOANS BY CATEGORY														
Owner occupied commercial RE	$	2,638	$	2,322	$	2,149	$	2,149	$	2,107	$	316	$	531
Income producing commercial RE		3,328		2,601		2,542		2,550		2,599		727		729
Commercial & industrial		2,302		1,822		1,729		1,762		1,760		480		542
Paycheck protection program		34		88		150		472		883		(54)		(849)
Commercial construction		1,482		1,015		947		927		960		467		522
Equipment financing		1,148		1,083		1,017		969		913		65		235
Total commercial		10,932		8,931		8,534		8,829		9,222		2,001		1,710
Residential mortgage		1,826		1,638		1,533		1,473		1,362		188		464
Home equity lines of credit		778		694		661		661		679		84		99
Residential construction		368		359		321		289		272		9		96
Manufactured housing		269		—		—		—		—		269		269
Consumer		143		138		142		139		144		5		(1)
Total loans	$	14,316	$	11,760	$	11,191	$	11,391	$	11,679	$	2,556	$	2,637
LOANS BY MARKET														
Georgia	$	3,879	$	3,778	$	3,732	$	3,729	$	3,754	$	101	$	125
South Carolina		2,323		2,235		2,145		2,107		1,997		88		326
North Carolina		1,879		1,895		1,427		1,374		1,326		(16)		553
Tennessee		2,661		373		383		394		398		2,288		2,263
Florida		1,208		1,148		1,113		1,141		1,160		60		48
Commercial Banking Solutions		2,366		2,331		2,391		2,646		3,044		35		(678)
Total loans	$	14,316	$	11,760	$	11,191	$	11,391	$	11,679	$	2,556	$	2,637

UNITED COMMUNITY BANKS, INC.
Financial Highlights
Credit Quality
(in thousands)

	2022	2021	
	First Quarter	Fourth Quarter	Third Quarter
NONACCRUAL LOANS			
Owner occupied RE	$ 4,590	$ 2,714	$ 4,945
Income producing RE	7,220	7,588	13,462
Commercial & industrial	6,227	5,429	8,507
Commercial construction	401	343	1,202
Equipment financing	2,540	1,741	1,845
Total commercial	20,978	17,815	29,961
Residential mortgage	13,024	13,313	13,222
Home equity lines of credit	1,183	1,212	1,364
Residential construction	212	420	260
Manufactured housing	2,507	—	—
Consumer	40	52	116
Total nonaccrual loans held for investment	37,944	32,812	44,923
Nonaccrual loans held for sale	2,033	—	—
OREO and repossessed assets	839	43	412
Total NPAs	$ 40,816	$ 32,855	$ 45,335

	2022		2021			
	First Quarter		Fourth Quarter		Third Quarter	
(in thousands)	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]	Net Charge-Offs	Net Charge-Offs to Average Loans [1]
NET CHARGE-OFFS BY CATEGORY						
Owner occupied RE	$ (45)	(0.01)%	$ (255)	(0.04)%	$ (93)	(0.02)%
Income producing RE	(290)	(0.04)	(98)	(0.01)	45	0.01
Commercial & industrial	2,929	0.51	339	0.07	(91)	(0.02)
Commercial construction	(373)	(0.10)	(354)	(0.14)	(123)	(0.05)
Equipment financing	267	0.10	781	0.29	512	0.21
Total commercial	2,488	0.09	413	0.02	250	0.01
Residential mortgage	(97)	(0.02)	(169)	(0.04)	51	0.01
Home equity lines of credit	(81)	(0.04)	(118)	(0.07)	(102)	(0.06)
Residential construction	(23)	(0.03)	(17)	(0.02)	(37)	(0.05)
Manufactured housing	164	0.25	—	—	—	—
Consumer	527	1.48	139	0.39	389	1.11
Total	$ 2,978	0.08	$ 248	0.01	$ 551	0.02

[1] Annualized.

UNITED COMMUNITY BANKS, INC.

Consolidated Balance Sheets *(Unaudited)*

(in thousands, except share and per share data)	March 31, 2022	December 31, 2021
ASSETS		
Cash and due from banks	$ 175,175	$ 144,244
Interest-bearing deposits in banks	1,729,607	2,147,266
Federal funds and other short-term investments	1,882	27,000
Cash and cash equivalents	1,906,664	2,318,510
Debt securities available-for-sale	3,909,114	4,496,824
Debt securities held-to-maturity (fair value $2,351,873 and $1,148,804)	2,500,983	1,156,098
Loans held for sale (includes $39,118 and $44,109 at fair value)	75,191	44,109
Loans and leases held for investment	14,316,205	11,760,346
Less allowance for credit losses - loans and leases	(132,805)	(102,532)
Loans and leases, net	14,183,400	11,657,814
Premises and equipment, net	283,561	245,296
Bank owned life insurance	297,220	217,713
Goodwill and other intangible assets, net	784,280	472,407
Other assets	433,787	338,000
Total assets	$ 24,374,200	$ 20,946,771
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Noninterest-bearing demand	$ 7,946,049	$ 6,956,981
NOW and interest-bearing demand	4,650,997	4,252,209
Money market	5,075,525	4,183,354
Savings	1,479,833	1,215,779
Time	1,704,657	1,442,498
Brokered	199,092	190,358
Total deposits	21,056,153	18,241,179
Long-term debt	324,230	247,360
Accrued expenses and other liabilities	298,802	235,987
Total liabilities	21,679,185	18,724,526
Shareholders' equity:		
Preferred stock; $1 par value; 10,000,000 shares authorized; Series I, $25,000 per share liquidation preference; 4,000 shares issued and outstanding	96,422	96,422
Common stock, $1 par value; 200,000,000 shares authorized, 106,025,210 and 89,349,826 shares issued and outstanding, respectively	106,025	89,350
Common stock issuable; 574,139 and 595,705 shares	11,311	11,288
Capital surplus	2,302,189	1,721,007
Retained earnings	354,409	330,654
Accumulated other comprehensive loss	(175,341)	(26,476)
Total shareholders' equity	2,695,015	2,222,245
Total liabilities and shareholders' equity	$ 24,374,200	$ 20,946,771

UNITED COMMUNITY BANKS, INC.
Consolidated Statements of Income *(Unaudited)*

	Three Months Ended March 31,	
(in thousands, except per share data)	2022	2021
Interest revenue:		
Loans, including fees	$ 146,741	$ 125,726
Investment securities, including tax exempt of $2,655 and $2,150, respectively	23,665	15,448
Deposits in banks and short-term investments	653	368
Total interest revenue	171,059	141,542
Interest expense:		
Deposits:		
NOW and interest-bearing demand	1,469	1,486
Money market	1,012	1,804
Savings	72	49
Time	578	1,880
Deposits	3,131	5,219
Short-term borrowings	—	2
Long-term debt	4,136	4,257
Total interest expense	7,267	9,478
Net interest revenue	163,792	132,064
Provision for (release of) credit losses	23,086	(12,281)
Net interest revenue after provision for credit losses	140,706	144,345
Noninterest income:		
Service charges and fees	9,070	7,570
Mortgage loan gains and other related fees	16,152	22,572
Wealth management fees	5,895	3,505
Gains from sales of other loans, net	3,198	1,030
Lending and loan servicing fees	2,986	2,160
Securities losses, net	(3,734)	—
Other	5,406	7,868
Total noninterest income	38,973	44,705
Total revenue	179,679	189,050
Noninterest expenses:		
Salaries and employee benefits	71,006	60,585
Communications and equipment	9,248	7,203
Occupancy	9,378	6,956
Advertising and public relations	1,488	1,199
Postage, printing and supplies	2,119	1,822
Professional fees	4,447	4,234
Lending and loan servicing expense	2,366	2,877
Outside services - electronic banking	2,523	2,218
FDIC assessments and other regulatory charges	2,173	1,896
Amortization of intangibles	1,793	985
Merger-related and other charges	9,016	1,543
Other	3,718	3,676
Total noninterest expenses	119,275	95,194
Income before income taxes	60,404	93,856
Income tax expense	12,385	20,150
Net income	48,019	73,706
Preferred stock dividends	1,719	1,719
Earnings allocated to participating securities	238	462
Net income available to common shareholders	$ 46,062	$ 71,525
Net income per common share:		
Basic	$ 0.43	$ 0.82
Diluted	0.43	0.82
Weighted average common shares outstanding:		
Basic	106,550	87,322
Diluted	106,677	87,466

Average Consolidated Balance Sheets and Net Interest Analysis

For the Three Months Ended March 31,

(dollars in thousands, fully taxable equivalent (FTE))	2022			2021		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets:						
Interest-earning assets:						
Loans, net of unearned income (FTE) [1][2]	$ 14,234,026	$ 146,637	4.18 %	$ 11,432,908	$ 125,122	4.44 %
Taxable securities [3]	5,848,976	21,010	1.44	3,686,405	13,298	1.44
Tax-exempt securities (FTE) [1][3]	510,954	3,566	2.79	304,983	2,888	3.79
Federal funds sold and other interest-earning assets	1,910,411	1,020	0.22	1,357,890	1,222	0.36
Total interest-earning assets (FTE)	22,504,367	172,233	3.10	16,782,186	142,530	3.44
Noninterest-earning assets:						
Allowance for credit losses	(113,254)			(143,703)		
Cash and due from banks	166,005			140,292		
Premises and equipment	277,216			221,411		
Other assets [3]	1,369,301			1,023,275		
Total assets	$ 24,203,635			$ 18,023,461		
Liabilities and Shareholders' Equity:						
Interest-bearing liabilities:						
Interest-bearing deposits:						
NOW and interest-bearing demand	$ 4,667,098	1,469	0.13	$ 3,331,043	1,486	0.18
Money market	5,110,817	1,012	0.08	3,732,988	1,804	0.20
Savings	1,436,881	72	0.02	989,584	49	0.02
Time	1,758,895	534	0.12	1,642,423	1,588	0.39
Brokered time deposits	79,092	44	0.23	75,259	292	1.57
Total interest-bearing deposits	13,052,783	3,131	0.10	9,771,297	5,219	0.22
Federal funds purchased and other borrowings	611	—	—	12	—	—
Federal Home Loan Bank advances	—	—	—	3,333	2	0.24
Long-term debt	318,995	4,136	5.26	317,172	4,257	5.44
Total borrowed funds	319,606	4,136	5.25	320,517	4,259	5.39
Total interest-bearing liabilities	13,372,389	7,267	0.22	10,091,814	9,478	0.38
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	7,666,635			5,594,394		
Other liabilities	378,327			312,610		
Total liabilities	21,417,351			15,998,818		
Shareholders' equity	2,786,284			2,024,643		
Total liabilities and shareholders' equity	$ 24,203,635			$ 18,023,461		
Net interest revenue (FTE)		$ 164,966			$ 133,052	
Net interest-rate spread (FTE)			2.88 %			3.06 %
Net interest margin (FTE) [4]			2.97 %			3.22 %

[1] Interest revenue on tax-exempt securities and loans has been increased to reflect comparable interest on taxable securities and loans. The rate used was 26%, reflecting the statutory federal income tax rate and the federal tax adjusted state income tax rate.

[2] Included in the average balance of loans outstanding are loans on which the accrual of interest has been discontinued and loans that are held for sale.

[3] Securities available for sale are shown at amortized cost. Pretax unrealized losses of $81.2 million in 2022 and pretax unrealized gains of $58.3 million in 2021 are included in other assets for purposes of this presentation.

[4] Net interest margin is taxable equivalent net interest revenue divided by average interest-earning assets.

<u>About United Community Banks, Inc.</u>

United Community Banks, Inc. (NASDAQGS: UCBI) provides a full range of banking, wealth management and mortgage services for relationship-oriented consumers and business owners. The company, known as "The Bank That SERVICE Built," has been recognized nationally for delivering award-winning service. At March 31, 2022, United had $24.4 billion in assets and 198 offices in Florida, Georgia, North Carolina, South Carolina and Tennessee, along with a national SBA lending franchise and a national equipment lending subsidiary. In 2022, J.D. Power ranked United highest in customer satisfaction with consumer banking in the Southeast, marking eight out of the last nine years United earned the coveted award. United was also named one of the "Best Banks to Work For" by American Banker in 2021 for the fifth consecutive year based on employee satisfaction. Forbes recognized United as one of the top ten World's Best Banks in 2022. Forbes also included United on its 2022 list of the 100 Best Banks in America for the ninth consecutive year. United also received ten (10) Greenwich Excellence Awards in 2021 for excellence in Small Business Banking and Middle Market Banking, including national awards for Overall Satisfaction and Likelihood to Recommend. Additional information about United can be found at www.ucbi.com.

<u>Non-GAAP Financial Measures</u>

This press release, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with generally accepted accounting principles, or GAAP. This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax, pre-provision, excluding merger-related and other charges," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets." These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.

<u>Caution About Forward-Looking Statements</u>

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the accretive value of each of the Reliant acquisition to United's earnings. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings and any revenue synergies from the Reliant acquisition may not be realized or take longer than anticipated to be realized, (2) disruption of customer, supplier, employee or other business partner relationships as a result of the Reliant acquisition, (3) the possibility that the costs, fees, expenses and charges related to the acquisition of Reliant may be greater than anticipated, (4) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the acquisition of Reliant, (5) the risks relating to the integration of Reliant's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risk of potential litigation or regulatory action related to the acquisition of Reliant. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2021, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

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